                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 22)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 16, 2005
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
    schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No.  87927W10                 13D                             Page 2 of 6
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1   NAME OF REPORTING PERSON                  BANCA INTESA S.P.A.
    I.R.S. IDENTIFICATION NO.                 Not Applicable
    OF ABOVE PERSON
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [X]
                                                                    (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS:                          WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                                      [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION:                  Republic of Italy
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                   7   SOLE VOTING POWER:                      66,368,254
  NUMBER OF      ---------------------------------------------------------------
   SHARES          8   SHARED VOTING POWER:                  2,017,357,029*
BENEFICIALLY                                                 2,217,357,029**
  OWNED BY                                                    (See Item 5)
    EACH         ---------------------------------------------------------------
  REPORTING        9   SOLE DISPOSITIVE POWER:                 63,407,637
 PERSON WITH     ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER:             2,017,357,029*
                                                             2,217,357,029**
                                                              (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   2,083,725,283*
    REPORTING PERSON:                                        2,283,725,283**
                                                              (See Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:                                                     [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          19.39%*
                                                                 20.86%**
                                                              (See Item 5)
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14  TYPE OF REPORTING PERSON:                                      CO

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* Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from
JPMorgan, as described in Item 3.

** Including the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by Olimpia from
JPMorgan, as described in Item 3.

     This Amendment No. 22 amends the Statement on Schedule 13D, dated October
19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

     Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia")
and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on
Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the
Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule
13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange
Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

     On January 27, 2005, Olimpia announced that the Olimpia Capital Raising (as that term is defined in Item 4 of Amendment No. 21 to the Statement on Schedule
13D) had been fully subscribed. Each of Pirelli, Edizione Finance and Hopa has subscribed for and purchased all of the Olimpia Shares that were offered to it in connection with the Olimpia Capital Raising. In addition, Pirelli has subscribed for and purchased all of the Olimpia Shares that were offered to each of Intesa and UniCredito in connection with the Olimpia Capital Raising. After giving effect to the issuance of Olimpia Shares to each of Pirelli, Edizione
Finance and Hopa, the share capital of Olimpia is held by Pirelli, Edizione
Finance, Hopa, Intesa and UniCredito in the following respective proportions:
57.66%, 16.8%, 16%, 4.77% and 4.77%. A copy of a press release issued by Olimpia on January 27, 2005 concerning the Olimpia Capital Increase is filed as an
Exhibit to Amendment No. 34 to Pirelli's Schedule 13D dated February 25, 2005, filed as Exhibit 58 to this Statement on Schedule 13D and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Reference is made to the Mediobanca Forward Sale Agreement, the Caboto
Forward Sale Agreement and the JPMorgan Forward Sale Agreement (as each of those terms is defined in Item 4 of Amendment No. 21 to the Statement on Schedule
13D). On February 16, 2005, Olimpia announced that it had purchased: (i)
135,291,206 Telecom Italia Shares from Mediobanca at a price per share of 3.0305 euro pursuant to the Mediobanca Forward Sale Agreement; (ii) 130,300,000 Telecom
Italia Shares from Caboto at a price per share of 3.0549 euro pursuant to the
Caboto Forward Sale Agreement; and (iii) 424,130,480 convertible bonds issued by
Telecom Italia (which are convertible into an aggregate of 200,000,000 Telecom
Italia Shares) from JPMorgan at a price per share (on an as converted basis) of
3.1299 euro pursuant to the JPMorgan Forward Sale Agreement. In each case,
Olimpia obtained the purchase price from capital contributed by its shareholders in connection with the Olimpia Capital Raising. A press release issued by
Olimpia on February 16, 2005 concerning the transactions (and which announces that Olimpia will soon convert the convertible bonds into Telecom Italia Shares)
is filed as an Exhibit to Amendment No. 34 to Pirelli's Schedule 13D

dated February 25, 2005, filed as Exhibit 59 to this Statement on Schedule 13D and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     On February 16, 2005, Olimpia entered into a forward sale agreement with
Mediobanca (the "February 2005 Mediobanca Forward Sale Agreement") pursuant to which Olimpia agrees to purchase from Mediobanca certain Telecom Italia Shares for an aggregate purchase price of 283,000,000 euro. The purchase price per
Telecom Italia Share will be determined by reference to the price paid by
Mediobanca to acquire such Telecom Italia Shares during the term of the February
2005 Mediobanca Forward Sale Agreement (subject to minor adjustments to reflect transaction costs that may be incurred by Mediobanca), but will not in any event exceed 3.50 euro. The number of Telecom Italia Shares to be acquired by Olimpia pursuant to the February 2005 Mediobanca Forward Sale Agreement will be determined by dividing 283,000,000 euro by the price per Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds 3.50 euros for any seven consecutive trading days during the term of the February 2005 Mediobanca Forward
Sale Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom
Italia Shares. If the parties are unable to reach an agreement within five trading days following the date of such meeting, then Mediobanca will be required to sell to Olimpia only that number of Telecom Italia Shares as
Mediobanca has acquired by such date in contemplation of its obligations under the February 2005 Mediobanca Forward Sale Agreement. Settlement of the
transactions contemplated by the February 2005 Mediobanca Forward Sale Agreement
will occur on a date (which is to be determined by Olimpia) between February 28,
2005 and May 31, 2005. A copy of an English translation of the February 2005
Mediobanca Forward Sale Agreement is filed as an Exhibit to Amendment No. 34 to
Pirelli's Schedule 13D dated February 25, 2005, filed as Exhibit 60 to this
Statement on Schedule 13D and incorporated herein by reference.

     Also on February 16, 2005, Olimpia entered into a forward sale agreement with Caboto (the "February 2005 Caboto Forward Sale Agreement") pursuant to which Olimpia agrees to purchase from Caboto certain Telecom Italia Shares for an aggregate purchase price of 283,000,000 euro. The material terms of the
February 2005 Caboto Forward Sale Agreement are identical to those of the
February 2005 Mediobanca Forward Sale Agreement described in the preceding paragraph. A copy of an English translation of the February 2005 Caboto Forward
Sale Agreement is filed as an Exhibit to Amendment No. 34 to Pirelli's Schedule
13D dated February 25, 2005, filed as Exhibit 61 to this Statement on Schedule
13D and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 3 above is incorporated herein by reference. After giving effect to the acquisition by Olimpia of the 265,591,206
Telecom Italia Shares and the 424,130,480 Telecom Italia convertible bonds referred to in Item 3, Olimpia holds 2,217,357,029 Telecom Italia Shares
(including, and assuming the conversion of, all such convertible bonds), representing approximately 20.17% of the total number of outstanding

Telecom Italia Shares. Excluding the 200,000,000 Telecom Italia Shares that are issuable upon conversion of the 424,130,480 convertible bonds purchased by
Olimpia from JPMorgan referred to in Item 3, Olimpia holds 2,017,357,029 Telecom
Italia Shares, representing approximately 18.69% of the total number of outstanding Telecom Italia Shares.

     The information contained in Item 4 above concerning the February 2005
Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale
Agreement is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     The information contained in Item 4 above concerning the February 2005
Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale
Agreement is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

58.  Press release of Olimpia, dated as of January 27, 2005 (incorporated by reference to Exhibit 76 to the Schedule 13D, dated February 25, 2005, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

59.  Press release of Olimpia, dated as of February 16, 2005 (incorporated by reference to Exhibit 77 to the Schedule 13D, dated February 25, 2005, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

60.  Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and
     Mediobanca. [English translation] (incorporated by reference to Exhibit 78 to the Schedule 13D, dated February 25, 2005, filed with the Securities and
     Exchange Commission by Pirelli S.p.A.)

61.  Forward Sale Agreement, dated as of February 16, 2005, between Olimpia and
     Caboto. [English translation] (incorporated by reference to Exhibit 79 to the Schedule 13D, dated February 25, 2005, filed with the Securities and
     Exchange Commission by Pirelli S.p.A.)

                            [SIGNATURE ON NEXT PAGE]

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

                                             BANCA INTESA S.p.A.

                                             By: /s/ Amedeo Nodari
                                                 -------------------------------
                                                 Name:  Amedeo Nodari
                                                 Title: Head of Institutional
                                                        Investments

                                             By: /s/ Marco Cerrina Feroni
                                                 -------------------------------
                                                 Name:  Marco Cerrina Feroni
                                                 Title: Head of Merchant Banking